Exhibit 1.02

Viasystems Group, Inc.

Conflict Minerals Report

For the reporting period from January 1, 2014 to December 31, 2014

Statements in this Conflict Minerals Report (this “Report”), which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to our compliance efforts and expected actions identified under the “Additional Due Diligence and Risk Mitigation” section of this Report. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other things, our customers’ requirements to use certain suppliers, our suppliers’ responsiveness and cooperation with our due diligence efforts, our ability to implement improvements in our conflict minerals program and our ability to identify and mitigate related risks in our supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see our other filings with the Securities and Exchange Commission (“SEC”), including our Annual Report on Form 10-K for the year ended December 31, 2014. We caution that undue reliance should not be placed on these forward-looking statements, which speak only as of the date of this report, and we undertake no obligation to update or revise any forward-looking statement, except to the extent required by applicable law.

In this Report, unless the context otherwise indicates, “Viasystems,” “we,” “us” and “our” mean Viasystems Group, Inc. and its consolidated subsidiaries.

This Report has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) for the reporting period from January 1, 2014 to December 31, 2014 (the “Reporting Period”).

Rule 13p-1 and Form SD require the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “Conflict Minerals” (as defined below) are present in the products and necessary to the functionality of such products. Form SD defines “Conflict Minerals” as: i)(a) columbite-tantalite (or coltan, the metal ore from which tantalum is extracted), (b) cassiterite (the metal ore from which tin is extracted), (c) gold and (d) wolframite (the metal ore from which tungsten is extracted), or their derivatives, which are currently limited to tantalum, tin and tungsten; or ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”).

Our operations may at times manufacture, or contract to manufacture, products for which Conflict Minerals are necessary to the functionality or production of those products. As required by Form SD, we have conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals included in our products (the “Subject Minerals”) during the Reporting Period, to determine whether any such Subject Minerals, originated in the Covered Countries and/or whether any of the Subject Minerals may be from recycled or scrap sources. Where applicable, we have conducted additional due diligence regarding the sources of the Subject Minerals. The results of our good faith RCOI regarding the Subject Minerals, as well as our additional due diligence regarding the sources of such Subject Minerals, are contained in this Report. Our Form SD, this Report and our Conflict Minerals Policy (defined below) are publicly available at www.viasystems.com. The content on any web site referred to in this Report is not incorporated by reference into this Report unless expressly noted.

1.	Our Products

We manufacture complex multi-layer rigid, flexible and rigid-flex printed circuit boards (“PCBs”) and electro-mechanical solutions (“E-M Solutions”). PCBs serve as the “electronic backbone” of almost all electronic equipment, and our E-M Solutions products and services integrate PCBs and other components into finished or semi-finished electronic equipment, for which we also provide custom and standard metal enclosures, metal cabinets, metal racks and sub-racks, backplanes, and busbars. E-M Solutions products and services may also include component fabrication, component integration, and final system assembly and testing. Our PCB products are supplied from our Printed Circuit Boards segment and our E-M Solutions products and services are supplied from our Assembly segment.

We conducted an analysis of our products to determine which of our products were likely to contain Subject Minerals and, as a result, identified products that contain Subject Minerals (the “Subject Products”). The Subject Products were covered by our good faith RCOI.

As a contract manufacturer, we produce our products to the design and specifications of our customers. Our customers frequently specify the exact materials and components we use, and in many cases specify the suppliers from which we source these materials and components. As a result, we are limited in our ability to exercise discretion in sourcing certain materials and components. Similarly, our ability to influence the supply chain practices of suppliers selected by our customers, including their cooperation with our good faith RCOI and related due diligence, is limited. Thus, our ability to change the sourcing of our Conflict Minerals depends on our customers’ selections of suppliers and designs.

2.	Policy on Conflict Minerals

We have adopted the following policy regarding Conflict Minerals (the “Conflict Minerals Policy”):

To support the various global conflict metals initiatives while continuing to provide the highest quality products at competitive prices, it is Viasystems’ policy to:

•	Support the improvement of Human Rights in the Democratic Republic of the Congo and surrounding areas

•	Comply with Section 1052 of the Dodd Frank Act

•	Direct our discretionary business, as much as practical, to vendors who:

•	Have traceable supply chains

•	Freely share their data with us, and

•	Source responsibly

•	Support our customers’ enquiries about the source of Conflict Metals that we use in our manufacturing

3.	Reasonable County of Origin Inquiry

We have conducted a good faith RCOI for the Subject Minerals in the Subject Products. This good faith RCOI was designed, in accordance with Form SD and related guidance provided by the SEC, to determine whether any of the Subject Minerals originated in the Covered Countries and/or whether any of the Subject Minerals may be from recycled or scrap sources.

Our global supply chain is complex and we are many tiers removed from, and have no direct relationships with, the smelters or mining companies that may have direct knowledge of the source of the Subject Minerals, and whether the Subject Minerals are financing conflict in the Covered Countries. As a result, we rely on our direct suppliers and publicly available data about them to provide us with information regarding the origin of any Conflict Minerals that are included in the Subject Products, including where possible, the smelters of the Subject Minerals. Similarly, our suppliers may depend on their direct suppliers for this information.

As the first step in our good faith RCOI, we worked to identify suppliers (the “Covered Suppliers”) that we believed were potentially providing materials and components that contain Subject Minerals. During

2014, we refined our Covered Suppliers List and sent letters to each of the Covered Suppliers that: i) described the reporting obligations imposed by Form SD and the SEC regarding Conflict Minerals and ii) requested information regarding the presence and sourcing of Conflict Minerals used in the materials and component supplied to us during the Reporting Period. We also requested that the Covered Suppliers provide their responses using the most recent specialized due diligence template developed by the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) (the Conflcit Mineral Report Template or “CMRT”) indicating the facility at which the Subject Minerals were processed.

An escalation process was initiated with Covered Suppliers who were non-responsive to our request or who provided responses which were unclear. We engaged further with certain Covered Suppliers, holding discussions about their own due diligence efforts, to ensure that the responses to our inquiries regarding Conflict Minerals were understood and complied with. We then combined data from the Covered Suppliers to generate our own CMRT.

4.	Due Diligence Process

In addition to our good faith RCOI, we undertook additional due diligence regarding the sources of the Subject Minerals. Our due diligence process was designed to conform to the framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidelines”). The OECD Guidelines are set up as a five step framework. The due diligence measures we undertook during the Reporting Period included the following:

•	Step 1 – Establish strong company management systems:

We maintained our broad, interdisciplinary and cross-functional committee, (the “Conflict Minerals Committee”), comprised of individuals representing various departments and business units, to develop policies and to oversee Conflict Minerals reporting as required by Form SD. The Conflict Minerals Committee managed the distribution and collection of the CMRTs and supervised changes in our reported data. Through our supply chain management (“SCM”) function, the Conflict Minerals Committee manages Conflict Minerals engagement with our suppliers. Our SCM function includes subject matter experts who are responsible for reaching out to our suppliers on an ongoing basis to collect information related to Conflict Minerals, including CMRT Templates.

•	Step 2 – Identify and assess risk in the supply chain:

We have continued our efforts to increase our supply chain transparency and identify risks within our supply chain. We continued to use a risk-based approach to evaluate responses from the Covered Suppliers for plausibility, consistency, and gaps both in terms of which materials were stated to contain or not contain Conflict Minerals, as well as the origin of those Conflict Minerals. We also engage in quality assessments with certain of our suppliers on an annual basis through visits, correspondence, self-evaluations and other means. Through this process, we remain engaged with our suppliers from a quality and compliance perspective.

•	Step 3 – Design and implement a strategy to respond to identified risks:

We continued to develop and execute processes i) to identify suppliers that potentially provide materials and components that contain Conflict Minerals and ii) to conduct a good faith RCOI of our supply chain, including a risk-based evaluation of our suppliers’ responses.

•	Step 4 – Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain:

Our approach to identify whether any of the Subject Minerals originated from mines that are financing conflict in the Covered Countries, is to identify the smelters who refine the Subject Mineral ore and determine whether these smelters have been audited and certified as “conflict free” by one of a number of “conflict free” smelter validation programs such as the EICC/GeSI Conflict Free Sourcing Initiative (“CFSI”).

•	Step 5 – Report on supply chain due diligence:

In addition to our ongoing communications with our customers who are engaged in their own RCOI and due diligence processes, we report annually on our supply chain due diligence through this and future reports on Form SD. Our reports on Form SD are publicly available at www.viasystems.com and meet the OECD guidelines which recommend we report annually on our supply chain due diligence.

Results of Our Good Faith RCOI and Due Diligence Process

Based on the information obtained pursuant to the good faith RCOI and due diligence processes described above, for the Reporting Period, we do not have sufficient information with respect to the Subject Minerals to determine the country of origin of all of the Subject Minerals we use to manufacture the Subject Products and thus are unable to determine whether any of the Subject Minerals originated in the Covered Countries and, if so, whether the Subject Minerals were from recycled or scrap sources, financed conflict in the Covered Countries or did not finance conflict in the Covered Countries.

Despite our efforts to follow up with certain Covered Suppliers, we did not receive responses from all Covered Suppliers, and the Covered Suppliers who responded showed varying degrees of cooperation with our inquiries. In addition, we encountered the following challenges in obtaining and analyzing the responses we received:

•	We are dependent on information received from our direct suppliers to conduct our good faith RCOI process;

•	We have a varied supplier base with differing levels of resources and sophistication, and many of our suppliers are not themselves subject to Rule 13p-1 of the Exchange Act;

•	The information our suppliers provided was often incomplete and required significant follow-up;

•	Many suppliers provided responses at a company or divisional level, and not at a product level specific to the materials and components we use in the Subject Products;

•	Certain suppliers were unable or unwilling to specify the smelters or refiners used for materials and components supplied to us; and

•	Our ability to influence cooperation from certain suppliers was limited when our use of these suppliers was mandated by our customers or when we were multiple tiers away from the smelter in the Supply Chain.

As a result, we have not been able to identify all of the smelters from which our suppliers sourced the Subject Minerals. For the Subject Minerals which we were able to identify information about the smelter, we have noted that some of the smelters are currently on the conflict free smelters list (“CFS List”) published by the CFSI.

Set forth below is the list of known smelters we identified through our good faith RCOI and related due diligence who are included on the CFS List:

Metal	Smelter Name
Gold	Johnson Matthey Inc
Gold	Metalor USA Refining Corporation
Gold	Metalor Technologies (Hong Kong) Ltd
Gold	Royal Canadian Mint
Gold	Shandong Zhaojin Gold & Silver Refinery Co. Ltd.
Gold	Unicore SA Business Unit Precious Metals Refining
Gold	United Precious Metal Refining, Inc.
Tin	EM Vinto
Tin	Malaysia Smelting Corp
Tin	Minsur
Tin	PT Tambang Timah
Tin	Metallo Chimique
Tin	Yunnan Tin Company Limited
Tin	Mineracao Toboca S.A.
Tin	PT Bangka Putra Karya
Tin	PT Timah (Persero), Tbk
Tin	Thaisarco

Set forth below is the list of known smelters we have identified through our good faith RCOI and related due diligence who are not included on the CFS List:

Metal	Smelter Name
Gold	Caridad
Tin	Cooper Santa
Tin	Yunnan Chengfeng Non-Ferrous Metals Co. Ltd.
Tin	PT Inti Stania Prima

Based on the information obtained pursuant to our good faith RCOI and due diligence process, we compiled the following list of known countries of origin for the Subject Minerals originating from the smelters listed in the foregoing tables:

Country of Origin

Belgium

Brazil

Bolivia

Canada

China

Indonesia

Malaysia

Mexico

Peru

Thailand

United States

In addition, certain of our suppliers provided their responses to our good faith RCOI at a company-wide level, rather than at a level specific to the materials and components they supplied to us. For Subject Minerals sourced from these suppliers, we were unable to determine which, if any, of the smelters and countries of origin listed in their responses were the actual source of Subject Minerals they supplied.

5.	Additional Due Diligence and Risk Mitigation.

We recognize that we have ongoing obligations under the reporting requirements of Rule 13p-1 and our Conflict Minerals Policy, and will seek to take additional steps in 2015 to continue and improve our good faith RCOI and due diligence processes. We expect to take the following steps, among others, to improve our due diligence measures and to further mitigate the risk that the Subject Minerals contained in our products are financing conflict in the Covered Countries:

•	Continue to request assistance from our customers to encourage cooperation with our good faith RCOI in situations where our customers require us to source materials and components from specific suppliers;

•	Continue to participate with industry groups seeking to identify best practices for good faith RCOIs and related due diligence;

•	Provide continuing education to members of our Conflict Minerals Committee, SCM function and our other employees who are involved with Conflict Minerals on both the supplier and customer sides of our business;

•	When the complexity of our data collection process requires it, to evaluate new systems for the collection and management Conflict Minerals reporting data, including systems which take advantage of the IPC-1755 Conflict Minerals Data Exchange Standard;

•	Continue to clearly communicate expectations to our direct suppliers concerning performance, transparency and sourcing of materials and components continuing Conflict Minerals;

•	Continue educating our direct suppliers about our reporting obligations imposed by Form SD and the SEC regarding Conflict Minerals, and providing our direct suppliers with educational materials they may provide to their own suppliers;

•	Continue to compare the list of smelters identified through our good faith RCOI and related due diligence processes to the evolving lists of smelters who have been designated as “conflict free” through independent “conflict free” smelter validation programs; and

•	Contact smelters we identified through our good faith RCOI and due diligence processes, either directly or through our supply chain, and request they obtain a “conflict free” designation from an independent “conflict free” smelter validation program.